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Gregory S. Rowland

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4930 tel 212 701 5930 fax gregory.rowland@davispolk.com

December 27, 2010

Re:	Avenue Income Credit Strategies Fund Registration Statement on Form N-2 File Numbers 333-170030; 811-22485

Richard Pfordte, Esq.
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Dear Mr. Pfordte:

Thank you for the comments you provided to me telephonically, on December 22 and 23, 2010, to the proposed pre-effective amendment to the Registration Statement of the Avenue Income Credit Strategies Fund (the “Fund”), which was submitted as correspondence to the Securities and Exchange Commission on December 13 and 17, 2010 (the “Registration Statement”).  We have described the changes made to the Registration Statement in response to your comments or have otherwise provided explanations or supplementary information as requested below.  Where changes were necessary in response to your comments, they will be reflected in a Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, which will be filed via EDGAR as soon as practical.

Prospectus

Cover Page

Comment 1
The Fund has disclosed the types of derivatives in which it currently anticipates investing.  If the Fund reserves the right to invest in other types of derivatives, the Fund should disclose whether shareholders will be given any notice if the Fund begins to invest in such additional types of derivatives or indicate that they will not be given notice.  The Fund’s disclosure as to this reservation of right should also be moved from the cover to the summary prospectus.

Response 1	The Fund has moved this disclosure to the “Portfolio” section of the summary prospectus. The Fund has also added language disclosing that

Richard Pfordte, Esq.	2	December 27, 2010

“The Fund may commence investing in such other types of derivative instruments without notice to Common Shareholders.”

Pricing Table

Comment 2	Disclose the Fund’s estimated total offering expenses (both the aggregate amount and amount per share).

Response 2	The Fund has added the requested disclosure to footnote 3 of the pricing table, to footnote 1 of the expense table and in the “Underwriters” section of the prospectus.

Prospectus Table of Contents

Comment 3	Delete the final two sentences of the paragraph following the table of contents.

Response 3	The Fund has deleted the sentences as requested.

Prospectus Summary

The Fund

Comment 4	Delete from the prospectus summary the description of Morgan Stanley’s interest in Avenue Capital Group. It may be retained in the prospectus.

Response 4	The Fund has deleted this description from the prospectus summary and has retained it in the “Management of the Fund” section of the prospectus.

Portfolio

Comment 5
The Fund has disclosed that it may invest in mortgage-backed and asset-backed securities.  Add a risk factor describing the risks of such securities.  If applicable, include a description of the risk posed by the fact that privately issued mortgage- and asset-backed securities do not benefit from any government guarantees.

Response 5	The Fund has added the requested risk factor. Please see “Risk Factors—Asset-Backed and Mortgage-Backed (or Mortgage-Related) Instruments Risk.”

Investment Philosophy

Comment 6	Add an example of how the investments of the Fund and of other accounts managed by the Avenue Managers could include “different obligations of the same issuer.”

Response 6	As requested, the following example has been added to this section:

Richard Pfordte, Esq.	3	December 27, 2010

“(For example, the Fund might invest in a Senior Loan issued by a borrower and one or more of the Avenue Managers’ other accounts might invest in the borrower’s junior debt.)”

Leverage

Comment 7	Disclose whether the Fund’s intention to limit financial leverage to 33-1/3% of the Fund’s total assets is a fundamental policy of the Fund.

Response 7	As requested, the following disclosure has been added to this section:

“The Fund’s intention to limit its use of financial leverage to 33-1/3% of the Fund’s total assets is not a fundamental policy of the Fund and may be changed without notice to the holders of Common Shares.”

Comment 8	Expand the disclosure regarding the limitations that might be imposed on the Fund by covenants under a credit facility or other form of leverage facility.

Response 8	As requested, the Fund has added the following language to this disclosure:

“In addition, the Fund expects that any notes or a credit facility/commercial paper program would contain covenants that, among other things, will likely impose geographic exposure limitations, credit quality minimums, liquidity minimums, concentration limitations and currency hedging requirements on the Fund. These covenants would also likely limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change fundamental investment policies and engage in certain transactions, including mergers and consolidations.  Such restrictions could cause the Avenue Managers to make different investment decisions than if there were no such restrictions and could limit the ability of the Board and Common Shareholders to change fundamental investment policies.”

Expense Table and Example

Comment 9
Revise the expense table to show (i) “other expenses” and “total annual expenses” before the effect of the expense reimbursement agreement, (ii) the estimated amount of reimbursements under the expense reimbursement agreement and (iii) “total annual expenses” after such expense reimbursement.

Response 9	The expense table has been revised as requested.

Comment 10
Revise the example so as (i) not to include the effect of the expense reimbursement agreement after the end of the agreement’s initial term and (ii) to delete the phrase “(as required by SEC regulations)” from the sentence immediately above the example.

Richard Pfordte, Esq.	4	December 27, 2010

Response 10	The example has been revised as requested.

Prospectus

Tax Matters

Comment 11	Describe the Subchapter M diversification requirements here (not just in the SAI).

Response 11	The Fund has added the requested description of Subchapter M diversification requirements to this section.

Description of Capital Structure—Credit Facility/Commercial Paper Program/Notes

Comment 12	Disclose that the Fund will only agree to a limit on its right to change its fundamental investment policies if doing so is consistent with the Investment Company Act and applicable state law.

Response 12	The Fund has added the requested disclosure.

Anti-Takeover and Certain Other Provisions in the Agreement and Declaration of Trust

Comment 13	Clarify that the provisions referenced in the first paragraph of this section are described in the remainder of this section.

Response 13	The Fund has made the requested clarification.

Underwriters—Additional Compensation to be paid by the Adviser

Comment 14	Revise the title of this section to read “Additional Compensation to the Underwriters and their Affiliates and Other Relationships.”

Response 14	The Fund has so revised the title of this section.

Comment 15	Disclose the maximum percentage of the gross proceeds of the offering that may be paid as compensation to the underwriters and TSC and ABAX.

Response 15	The Fund has added disclosure to this section stating that:

“Total compensation to the Underwriters, TSC and ABAX will not exceed 9% of gross proceeds.”

SAI

Investment Restrictions

Comment 16	With respect to restriction 1 (borrowing), disclose the Fund’s investment policy with respect to the amount of leverage that may be obtained through covered reverse repurchase agreements.

Richard Pfordte, Esq.	5	December 27, 2010

Response 16	The Fund has added the following sentence to the end of restriction 1:

“The Fund does not have an investment policy limiting the amount of leverage that may be obtained through the use of covered reverse repurchase agreements.”

Comment 17	With respect to restriction 3 (industry concentration), delete the sentence regarding investments in groups of industries.

Response 17	The Fund has deleted the sentence as requested.

Comment 18	With respect to restriction 3 (industry concentration), clarify (if true) that the industry of a CLO, CBO or CDO will be determined by reference to the underlying assets of the CLO, CBO or CDO.

Response 18	The Fund has provided the requested clarification.

Comment 19	With respect to restriction 3 (industry concentration), disclose how the Fund defines an industry.

Response 19	The Fund has added the following sentence to the end of restriction 3:

“The Fund defines an industry by reference to Standard & Poor’s GICS codes for industry classifications.”

Thank you very much for your assistance with this matter.  Please do not hesitate to contact me or Nora Jordan of this office (212-450-4684) if you have any questions.

Very truly yours, /s/ Gregory S. Rowland Gregory S. Rowland, Esq.